Infinity Property and Casualty Corporation
3700 Colonnade Parkway
Suite 600
Birmingham, Alabama 35243

December 21, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Infinity Property and Casualty
Form 10-K for fiscal year ended December 31, 2011
Filed February 28, 2012
File No. 000-50167

Dear Mr. Rosenberg:

The Company is working expeditiously to respond to the comments contained in the letter from you dated December 21, 2012 regarding the above-referenced filing on Form 10-K. We respectfully request an extension of 10 business days to respond to the comment letter.

We appreciate the staff’s assistance in this matter.  Please call me at (205) 803-8186 with any questions you may have regarding our timetable for responding to your comment letter.

Sincerely,

/s/ Roger Smith

Roger Smith
Executive Vice President, Chief Financial Officer